1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 11, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F     x                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/06/11

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit	Description
1. Announcement on 2009/05/18:	Announcement of the Disposal of HSBC Taiwan Balanced Strategy Fund

2. Announcement on 2009/05/19:	Announcement of the first instance judgment for the Intellectual Property tort event between BroadVision Inc. and Chunghwa Telecom

3. Announcement on 2009/05/19:	Explanation of the report regarding CHT to procure telecom equipments

4. Announcement on 2009/05/20:	Chunghwa Telecom is going to hold a non-deal road show

5. Announcement on 2009/05/21:	Announcement of the procurement of High-Definition Multimedia STB & STB Servers

6. Announcement on 2009/05/22:	New Appointment of Juristic-Person Directors Representatives

7. Announcement on 2009/05/25:	Explanation of the report that Chunghwa’s MOD revenue is expected to reach NT $1 billion this year

8. Announcement on 2009/05/25:	Explanation for the company’s subsidiary, Chief Telecom Inc., about cooperation with Ho-an insurance agency Co., Ltd

9. Announcement on 2009/05/25:	The company signed APG MOU with Asian major telecommunications companies

10. Announcement on 2009/06/04:	Explanation of the report of Chunghwa Telecom and China Telecom to co-build undersea cable

11. Announcement on 2009/06/08:	The amendment of Annual Report 2008

12. Announcement on 2009/06/08:	Explanation of the report of Chunghwa Telecom and China Unicom to co-build Tanshui-Fuzou Cable

13. Announcement on 2009/06/10:	Explanation of the report that the cooperation between Chunghwa Telecom and China Telecom extends to ICT business

14. Announcement on 2009/06/10:	Chunghwa Telecom announced its unaudited revenue for May 2009

15. Announcement on 2009/06/10:	May 2009 sales

EXHIBIT 1

Announcement of the Disposal of HSBC Taiwan Balanced Strategy Fund

Date of events: 2009/05/18

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): HSBC Taiwan Balanced Strategy Fund

2. Date of occurrence of the event: 2009/05/18

3. Volume, unit price, and total monetary amount of the transaction: Volume: 18,136,020.2 units; Unit price: NT$ 7. 95; Total amount: approximately NT$ 144, 181 thousand

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HSBC Global Asset Management (Taiwan) Limited; Relationship: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Approximately NT$ 4, 648 thousand (excluding financial asset impairment charges NT$ 41,826,366 in 2008 and 1Q09)

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: As all beneficiaries of HSBC Taiwan Balanced Strategy Fund have submitted the fund redemption on 2009/5/18, the final redemption payment will be calculated based on the remaining net assets of the aforementioned fund at the final date and an one-time cash payment will be made to all beneficiaries; restrictive covenants in the contract: None; Other important stipulations: None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on the deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 0

12. Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0% of total assets; 0% of total stockholders’ equity; NT$ 58,302,705 thousand.

13. Concrete purpose or use of the acquisition or disposition: Short-term investment

14. The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: None

15. Net worth per share of company underlying securities acquired or disposed of: NT$ 7.95

16. Do the directors have any objection to the present transaction?: None

EXHIBIT 2

Announcement of the first instance judgment for the Intellectual Property tort event between BroadVision Inc. and Chunghwa Telecom

Date of events: 2009/05/19

Contents:

1. Parties to the legal matter, name of the court, disposing agency, and reference/case numbers of relevant documents: BroadVision, Inc., Intellectual Property Court, 2009 No. 3.

2. Date of occurrence of the event: 2009/05/19

3. Background and circumstances of the matter (including the property/subject matter under dispute): BroadVision Inc. claimed that Chunghwa Telecom should compensate them NT$ 5 million for infringing their intellectual property right. The court judged that BroadVision lost the lawsuit in the first instance.

4. Course and progression of handling of the matter: None

5. Effect on company finances and business and estimated monetary amount of the effect: None

6. Countermeasures and status of amelioration: None

7. Any other matters that need to be specified: None

EXHIBIT 3

Explanation of the report regarding CHT to procure telecom equipments

Date of events: 2009/05/19

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2009/05/19

3. Content of the report: CHT plans to procure telecom equipments, which will benefit equipment vendors.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: All the procurements of CHT will follow its internal procurement rules and will be announced publicly.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 4

Chunghwa Telecom is going to hold a non-deal road show

Date of events: 2009/05/20

Contents:

1. Date of the investor/press conference: 2009/05/21~2009/05/22

2. Location of the investor/press conference: Singapore.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: none.

EXHIBIT 5

Announcement of the procurement of High-Definition Multimedia STB & STB Servers

Date of events: 2009/05/21

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): High-Definition Multimedia STB & STB Servers.

2. Date of the occurrence of the event: 2009/05/21

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price:NT $512,180,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hwacom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection and payment in lots.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: No

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To promote Multimedia on Demand (MOD) service.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 6

New Appointment of Juristic-Person Directors Representatives

Date of events: 2009/05/22

Contents:

1. Date of occurrence of the change: 2009/05/22

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3. Name and resume of the replaced person:

(1) Yuan-Hui Cheng; Senior Secretary of MOTC; Bachelor’s degree in Chinese literature from Tamkang University.

(2) Chao-I Hsieh; Senior Counselor of MOTC; Ph.D. degree in Urban Studies from University of Pennsylvania.

4. Name and resume of the replacement:

(1) Yi-Bing Lin; Dean, College of Computer Science, National Chiao Tung University; Ph.D. degree in Computer Science from University of Washington.

(2) Gordon S. Chen; Professor of Department of Accounting in Fu Jen Catholic University Professor; Ph.D. degree in Business Administration from National Taiwan University Department.

5. Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act

6. Original term (from                      to                     ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2009/05/22

8. Any other matters that need to be specified: None

EXHIBIT 7

Explanation of the report that Chunghwa’s MOD revenue is expected to reach NT $1 billion this year

Date of events: 2009/05/23

Contents:

1. Name of the reporting media: Apple Daily

2. Date of the report: 2009/05/23

3. Content of the report: Chunghwa’s MOD revenue is expected to reach NT $1 billion this year

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: As MOD contents become rich and abundant, the company expects household views will increase. The increase of household views will expect to drive growth of MOD ARPU as well as MOD revenue.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 8

Explanation for the company’s subsidiary, Chief Telecom Inc., about cooperation with Ho-an insurance agency Co., Ltd

Date of events: 2009/05/23

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2009/05/23

3. Content of the report: Chunghwa Telecom announce to provide telematics service with Ho-tai motor

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The case is business cooperation between Chief Telecom Inc. and Ho-an insurance agency Co., Ltd., Chunghwa Telecom is acting as the solution provider for Chief Telecom.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

The company signed APG MOU with Asian major telecommunications companies

Date of events: 2009/05/25

Contents:

1. Date of occurrence of the event: 2009/05/25

2. Counterparty to the contract: Asian major telecommunications companies including China Telecom (China mainland), China Unicom (China Mainland), KT Corporation (Korea), NTT Communications (Japan), PLDT (Philippines), Telekom Malaysia (Malaysia) and VNPT (Vietnam).

3. Relationship to the Company: Nil

4. Starting and ending dates or rescission date: 2009/05/25~2011/05/24

5. Major content (not applicable where rescinded): Chunghwa Telecom signed the Memorandum of Understanding (MOU) with Asian major telecommunications companies to plan and develop the proposal to build an international undersea cable system, the Asia—Pacific Gateway, within the Asia Pacific Region.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): APG will serve the increased demand for bandwidth in the region and provide our customers with high performance and enhanced reliability.

8. Concrete purpose/objective (not applicable where rescinded): To provide a high degree of inter-connectivity with existing and planned high bandwidth systems.

9. Any other matters that need to be specified: None

EXHIBIT 10

Explanation of the report of Chunghwa Telecom and China Telecom to co-build undersea cable

Date of events: 2009/06/04

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2009/06/04

3. Content of the report: Chunghwa Telecom and China Telecom to co-build undersea cable

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The two companies have decided to co-build Kinmen-Xiamen Cable and proposed the project to their authorities. The project will be executed after getting approval from both sides.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

The amendment of Annual Report 2008

Date of events: 2009/06/08

Contents:

1. Date of occurrence of the event: 2009/06/08

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To amend the Annual Report 2008 on page 32~35.

6. Countermeasures: The amendment of annual report was uploaded to Market Observation Post System.

7. Any other matters that need to be specified: N/A

EXHIBIT 12

Explanation of the report of Chunghwa Telecom and China Unicom to co-build Tanshui-Fuzou Cable

Date of events: 2009/06/08

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2009/06/08

3. Content of the report: China Unicom requested to cooperate with Chunghwa Telecom to co-build Tanshui-Fuzou Cable

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Tanshui-Fuzou Cable is an extension of its existed TPE cable, and it will be built in accordance with current constructive method for international cables.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

Explanation of the report that the cooperation between Chunghwa Telecom and China Telecom extends to ICT business

Date of events: 2009/06/10

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/06/10

3. Content of the report: The cooperation between Chunghwa Telecom and China Telecom extends to ICT business

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: Chunghwa Telecom and China Telecom plan to further cooperate on ICT field and expected to initial on iEN services. The future realization of any concrete cooperation will be submitted to the authority for approval.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 14

Chunghwa Telecom announced its unaudited revenue for May 2009

Date of events: 2009/06/10

Contents:

1. Date of occurrence of the event: 2009/06/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of May 2009, total revenue decreased by 2.0% year-over-year to NT $15.04 billion. Operating income for the month was NT $4.69 billion, net income NT $3.61 billion, EPS NT $0.37. For the first five months this year, total revenue decreased by 3.0% year-over-year to NT $75.33 billion, operating income was NT $23.43 billion, net income NT $18.31 billion, EPS NT $1.89.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 15

Chunghwa Telecom

June 11, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2009

1) Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
May	Invoice amount	16,370,691	17,546,459	(-)1,175,768	(-)6.70%
May	Invoice amount	82,993,869	87,128,375	(-)4,134,506	(-)4.75%
May	Net sales	15,036,262	15,344,947	(-)308,685	(-)2.01%
May	Net sales	75,328,013	77,636,200	(-)2,308,187	(-)2.97%

b Trading purpose : None